Filed by Cardinal Health, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                      Subject Company: Syncor International Inc.
                                                   Commission File No. 000-08640




December 19, 2002

Dear Colleague:

With the merger planning process between Cardinal Health and Syncor now back to full speed and moving rapidly towards conclusion, I thought it was a good time to get in touch with you to let you know about some important steps we're taking to ensure we have a very smooth integration.

First, let me tell you how excited I am that you will be joining the Pharmaceutical and Technology Services segment of Cardinal Health. Bringing together the CPSI and Syncor nuclear pharmacy businesses represents an incredible opportunity for all of us. Cardinal Health's resources, coupled with the technical know-how and the great customer relationships Syncor and CPSI have built over the years, puts in place all of the pieces to build a world-class nuclear pharmacy services business. My personal interest in growing and nurturing this business is great. This establishes Cardinal Health and PTS with additional significant proprietary and leadership capabilities to offer pharmaceutical and biotech customers. We greatly enhance our leadership in serving the industry -- from drug discovery all the way to patient use.

Despite all our enthusiasm, I'm sure that as field pharmacists, you must be experiencing the normal uncertainty about what all this will ultimately mean, about your future and about our integration activities. Here's what we know so far:

    o As we have previously communicated, we do not intend for any pharmacist positions to be eliminated as a part of the integration / merger. We need all the talented nuclear pharmacists we can get and between Syncor and CPSI, we will have the largest base of nuclear pharmacy expertise in the world. It's that expertise that will make the nuclear pharmacy services business of Cardinal Health a success.

    o An integration team, co-led by Kendall Forbes of CPSI and Joe Zipp of Syncor, is responsible for completing a comprehensive analysis of our respective markets. Their work is on-going, but frankly, due to some legal constraints relating to the period prior to the closing, it will be some time before we have all the details worked out. Our task is not about cost-savings in the field. It is about making the most out of the combined pharmacy network. It's important for you to know that we are in no rush.

    o Our first priority is to continue serving our current business and customer relationships and to ensure no disruption. I have personally met with the senior management of Bristol-Myers and Amersham to assure them of our plans at this early stage.

Because we recognize the talent and expertise that CPSI and Syncor pharmacists bring to the merger, every full-time field nuclear pharmacist will receive a special non-qualified stock option grant for 250 shares of Cardinal Health stock. The options will have an exercise price equal to the closing price for Cardinal Health common shares on the first trading day following the completion of the merger and will otherwise have terms consistent with those customarily used by Cardinal Health in option grants to it employees. Of course, this special grant is contingent on the merger being finalized.

Once the merger is completed, we'll be forwarding to each of you more details about the grant, but it's important for you to understand now why we're taking this extra step on your behalf. Right now, CPSI and Syncor have great operations on their own -- both organizations have long histories of success and great people in the field who have made the companies what they are today. But this merger is not about the past, or the present -- it's all about the future. Stock options are our way of investing in your future -- they are a measure of our confidence in the combined company and the success we believe we'll have.

You should also be aware that we have decided to provide an additional retention arrangement for full-time field nuclear pharmacists in geographies with proximate pharmacy locations. We want all of you - irrespective of geography - to understand why we believe this merger creates broader long-term career opportunities for talented professional.

We will keep you posted on any further developments as they occur -- and you have my personal commitment that we will communicate openly as we work through the details of the merger. In return, I invite you to also communicate openly with our integration team -- we can't address your concerns unless we know about them. Please fell free to share any thoughts you have with Fred or Rod and we'll do our best to get you answers as we have them.

In the meantime, thank you for your great work, your incredible focus and your patience. We appreciate it. And best wishes to you and your families for a great holiday season. Rest up -- we're going to be very busy in 2003!

Best regards,
George

--------------------------------------
Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation in connection with the proposed merger, and their interests in the solicitation, is set forth in the definitive proxy statement/prospectus dated October 16, 2002 mailed to Syncor stockholders on October 17, 2002 and filed with the SEC as well as supplemental proxy materials dated, mailed and filed with the SEC on November 25, 2002 and December 11, 2002, respectively. Cardinal Health has filed a registration statement on Form S-4 in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus and supplemental proxy materials because it contains important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and the supplemental proxy materials at the SEC's web site at www.sec.gov . A free copy of the proxy statement/ prospectus and the supplemental proxy materials may also be obtained from Cardinal Health or Syncor. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the proxy statement/prospectus and supplemental proxy materials mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal Health and Syncor files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. Investors should read the proxy statement/prospectus and supplemental proxy materials carefully before making any voting or investment decision.

QUESTIONS AND ANSWERS
FIELD RETENTION PLAN
December 19, 2002


WHO IS ELIGIBLE FOR THE RETENTION BONUS?

All full-time nuclear pharmacist employees working for CPSI and Syncor in proximate pharmacy locations on the date that the merger between Cardinal Health and Syncor is completed are eligible for the retention bonus.


WHO IS ELIGIBLE FOR THE SPECIAL STOCK OPTION GRANT?

All full-time nuclear pharmacist employees working for CPSI and Syncor on the date that the merger between Cardinal Health and Syncor is completed are eligible for the special stock option grant.


WHAT WERE THE CRITERIA FOR DETERMINING WHETHER A PARTICULAR PHARMACY IS A PROXIMATE PHARMACY LOCATION?

The final list of proximate pharmacy locations was developed by Kendall Forbes from CPSI and Joe Zipp from Syncor, who identified those areas where both companies have a substantial customer base.


WHY IS THE RETENTION BONUS BEING PAID ONLY IN CERTAIN GEOGRAPHIC AREAS?

Our intention with the retention bonus is to do as much as we can to alleviate the normal concerns about job security we would expect employees in certain geographies to have. We also want to be able to make all of our decisions about the newly combined business - including decisions about integrating operations - based on what's best for our customers, not on issues like staffing shortages, which would occur if pharmacists began to leave because they felt the future was uncertain. We want to maintain staffing levels at all of our field operations, so we can clearly and realistically make proper assessments about particular markets. The retention bonus is a way of helping all of us keep our focus on the business.


HOW WILL THE EXERCISE PRICE BE DETERMINED FOR THE SPECIAL STOCK OPTION GRANT? HOW LONG BEFORE THE OPTIONS VEST? HOW LONG CAN I HOLD MY OPTIONS?

The special stock option grant will be made under Cardinal Health's Broadly Based Equity Incentive Plan, as amended (the "Plan"), and will have terms consistent with those that Cardinal Health customarily uses in its stock option grants for its employees.

Although we will provide you with a complete packet of more detailed information shortly after the merger is completed, here are some highlights:

    o The exercise price will be equal to the closing price for Cardinal Health common shares on first trading day following the completion of the merger.

    o The options will vest, subject to the terms of the grant, 100% on the third anniversary of the grant date (i.e. there is no gradual vesting schedule).

    o Subject to vesting and other terms of the grant, options can be exercised for up to ten years from the date of the grant; Cardinal Health allows for a cashless exercise.


DOES CARDINAL HEALTH USUALLY GIVE STOCK OPTIONS TO NEWLY ACQUIRED EMPLOYEES LIKE THIS?

No. In fact, this is highly unusual. The reason we're offering options, however, is because Cardinal Health is very confident in the future of this business. We are eager to help the business grow, and we know we need the continued expertise and talent that both companies bring to the table.


OUR RETENTION BONUS LETTER SAYS NO PHARMACIST POSITIONS ARE EXPECTED TO BE ELIMINATED---DOES THAT MEAN UNTIL 10/01/03, THE DATE OF THE RETENTION BONUS PAYMENT, OR EVER?

With the combined staffs of Syncor and CPSI, we believe we have the best talent and expertise in nuclear pharmacy in the world. Our goal is to retain good talent in all aspects of our company. And for our nuclear pharmacists, we are taking extra steps to indicate to you our desire to keep you employed here through the special stock option grant and the retention bonus in the proximate pharmacy locations.

Integrating two companies the size of Syncor and Cardinal Health is something that will take literally years to do - there's nothing particularly magical about the October 1 date. We picked it as a good time to pay out the retention bonuses because we believe by then we will have had the time we need to ensure our field operations are organized and staffed in a way that maximizes coverage and service. We would never ask you to commit to us for life, and likewise, we cannot guarantee employment for life.

WILL I STILL BE ELIGIBLE FOR THE RETENTION BONUS AND THE STOCK OPTION PLAN IF I AM ON A LEAVE OF ABSENCE?

Employees on medical leaves of absence will remain eligible for the retention bonus and stock options. Personal leaves will be evaluated individually.


WHAT IF MY POSITION IS ELIMINATED BEFORE OCTOBER 1, 2003?

Cardinal Health, Syncor and CPSI have all been clear on this: no pharmacists positions will be eliminated as part of the merger/integration.


WILL I STILL BE ELIGIBLE FOR THE RETENTION BONUS AND THE STOCK OPTION PLAN IF I TRANSFER FROM THE FIELD TO A DIFFERENT POSITION?

As long as you are an employee in good standing, and as long as you are still part of the newly combined nuclear pharmacy services business, you will remain eligible for the retention bonus and stock option plan.


WILL I BE REQUIRED TO RELOCATE FROM MY CURRENT FACILITY TO ANOTHER FACILITY? It's too soon to know which of our operations, if any, will be integrated after the merger is final. However, no one will be forced to move from one facility to another and a refusal to relocate will not impact your retention bonus. If you are presented with an opportunity to relocate, our intent is to consider your particular needs on an individual basis.


--------------------------------------------------------------------------------

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation in connection with the proposed merger, and their interests in the solicitation, is set forth in the definitive proxy statement/prospectus dated October 16, 2002 mailed to Syncor stockholders on October 17, 2002 and filed with the SEC as well as supplemental proxy materials dated, mailed and filed with the SEC on November 25, 2002 and December 11, 2002, respectively. Cardinal Health has filed a registration statement on Form S-4 in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus and supplemental proxy materials because it contains important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and the supplemental proxy materials at the SEC's web site at www.sec.gov . A free copy of the proxy statement/prospectus and the supplemental proxy materials may also be obtained from Cardinal Health or Syncor. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the proxy statement/prospectus and supplemental proxy materials mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal Health and Syncor files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov . A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. Investors should read the proxy statement/prospectus and supplemental proxy materials carefully before making any voting or investment decision.

                     Form of Award Memorandum
[Syncor Logo]        MEMORANDUM




                     To:              (firstnam) (lastname)

[Syncor Logo]        From:            (from)

                     Subject:         Retention Bonus

                     Date:            December 20, 2002
  6464 Canoga Avenue
      Woodland Hills
California 91367 USA

        818.737.4000
      WWW.SYNCOR.COM
         NASDAQ:SCOR



                    With the merger planning process between Cardinal Health and Syncor now back to full speed and moving rapidly toward conclusion, I know many of you are still wondering what will happen to operations as we begin to integrate our companies. I'm writing to clarify our plans and to outline how we think the next few years will go.

                    First of all, we continue to need your skill and talent here in the new company. As we've said since the beginning, our number one priority is to maintain our excellent service to customers. The last thing we want to do is compromise your ability to serve customers by making decisions too fast. We also want to do everything we can to help you stay focused and engaged in the activities that will certainly continue for the foreseeable future.

                    That's why we are offering you a special retention bonus, through which you are eligible to receive an additional three months of base salary, or (retention), for remaining employed through October 1, 2003.

                    A couple of important things to understand about the retention bonus:

                   o You will receive the bonus only if you remain an employee in good-standing through October 1, 2003.

                   o The bonus will reflect your pay rate as of December 16, 2002, and will be paid in a lump sum check, less deductions required by law, and will be sent to you no later than November 1, 2003.

                   o If you have your employment terminated for reasons other than the elimination of your position or if you leave voluntarily before October 1, you will not be eligible for the retention bonus.

                   o The special retention bonus will be effective only if the merger transaction involving Cardinal Health and Syncor is completed.

                   o I hope this plan underscores our commitment to you as
                     individuals and demonstrates our intention to make sure you feel comfortable, informed and able to go about your normal business with less anxiety about the future.

                     We appreciate your hard work, your patience and your willingness to work with us through this transition process.

                     If you have any questions at all, please call your regional manager.



                     ------------------------------------
                     (firstname) (lastname) (Signature)

                     --------------
                     Date






                    ----------------------------------

                    Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation in connection with the proposed merger, and their interests in the solicitation, is set forth in the definitive proxy statement/prospectus dated October 16, 2002 mailed to Syncor stockholders on October 17, 2002 and filed with the SEC as well as supplemental proxy materials dated, mailed and filed with the SEC on November 25, 2002 and December 11, 2002, respectively. Cardinal Health has filed a registration statement on Form S-4 in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus and supplemental proxy materials because it contains important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and the supplemental proxy materials at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus and the supplemental proxy materials may also be obtained from Cardinal Health or Syncor. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the proxy statement/prospectus and supplemental proxy materials mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal Health and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov.
                    A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. Investors should read the proxy statement/prospectus and supplemental proxy materials carefully before making any voting or investment decision